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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  __________



                                   FORM 8-A
                                AMENDMENT NO. 2



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                        MERCURY INTERACTIVE CORPORATION
  ---------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)



               Delaware                                  77-0224776
----------------------------------------      ---------------------------------
(State of incorporation or organization)      (IRS Employer Identification No.)


                             1325 Borregas Avenue
                             Sunnyvale, CA  94089
              (Address of principal executive offices) (Zip Code)

                        -------------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                    each class is to be registered
     -------------------                    ------------------------------

             None                                         None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                               (Title of Class)
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Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED
         ------------------------------------------

          On July 5, 1996, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between Mercury Interactive Corporation (the "Company") and Wells Fargo Bank National Association, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $.002 par value ("Common Shares"), of the Company. The dividend was paid on July 15, 1996 (the "Record Date") to stockholders of record as of the close of business on that date. The Rights Agreement was amended by the Amendment to the Rights Agreement dated March 31, 1999 (the "1999 Rights Amendment"), which was approved by the Company's Board of Directors on March 25, 1999 and included certain amendments to the Rights Agreement to, among other things, increase the exercise price of the Rights from $35.00 per Right (after adjustment) to $110.00 per Right (after adjustment), amend the trigger of the flip-in feature so that it is triggered in the event a person or group acquires 15% or more of the Company's Common Stock from 20%, delete the provisions of the Rights Agreement that provided that certain actions required the approval of "Continuing Directors," and provide that once the 15% threshold is crossed, the Rights are immediately non-redeemable, and that the Distribution Date cannot be delayed. Certain changes were also made to the provision addressing amendments and supplements. As described in the Rights Agreement as amended, each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $110.00 (the "Purchase Price"), subject to adjustment. The Rights issued were registered pursuant to
Section 12(g) of the Securities Exchange Act of 1934 on a Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 9, 1996, as amended by Amendment No. 1 to the Form 8-A filed with the Securities and Exchange Commission on April 2, 1999.

     On May 16, 2000, the Company's Board of Directors approved an amendment (the "Amendment") to the Rights Agreement to, increase the exercise price of the Rights from $110.00 per Right (after adjustment) to $463.00 per Right. The Company and ChaseMellon Shareholder Services, LLC (the "Rights Agent"), as successor to Wells Fargo Bank National Association, entered into the Amendment No. Two To Rights Agreement (the "2000 Rights Amendment") effective as of May 19, 2000, which reflects the Amendment.

     The following summary of the principal terms of the Rights Agreement, as amended to date by the 1999 Rights Amendment and the 2000 Rights Amendment, is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, as amended by the 1999 Rights Amendment and the 2000 Rights Amendment. A copy of the 2000 Rights Amendment is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

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Rights Evidenced by Common Share Certificates
---------------------------------------------

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date
-----------------

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that an Acquiring Person has become such, or (ii) 10 days (or such later date as may be determined by a majority of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights
-----------------------------------------------------

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. The Rights will expire on the earliest of (i) July 15, 2006 (the "Final Expiration Date"), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

Initial Exercise of the Rights
------------------------------

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $463.00 per Right, one one-

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thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares
----------------------------------

     Unless the Rights are earlier redeemed, in the event that a Person, together with its Affiliates and Associates, becomes an Acquiring Person (other than pursuant to a Permitted Offer), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock
------------------------------------

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

Permitted Offer
---------------

     A Permitted Offer means a tender offer for all outstanding Common Shares that has been determined by a majority of the directors then in office to be adequate and otherwise in the best interests of the Company and its stockholders. Where the Board of Directors has determined that a tender offer constitutes a Permitted Offer, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

Exchange Provision
------------------

     At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange

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the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption
----------

     At any time on or prior to the time any Person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.002 per Right.

Adjustments to Prevent Dilution
-------------------------------

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares
----------------------------------------------

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise
-----------------------------------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement
-----------------------------

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, certain amendments or supplements may be made to the Rights Agreement, but only if they do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Rights and Preferences of the Series A Preferred
------------------------------------------------

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to the greater of (i) $463.00 per share

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or (ii) 1,000 times the per share amount to be distributed to the holders of the
Common Shares. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects
-----------------------------

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $.002 per Right at any time prior to the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

                                      -6-
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Item 2.  Exhibits.
         --------

                1. Amendment No. Two to the Rights Agreement, dated as of May 19, 2000 between Mercury Interactive Corporation and ChaseMellon Shareholder Services LLC.

                                  SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                 Mercury Interactive Corporation


Date:  May 19, 2000
                                 By:/s/ Sharlene Abrams
                                    --------------------------------------------
                                        Sharlene Abrams
                                    Vice President of Finance and Administration
                                    Chief Financial Officer and Secretary
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                                 EXHIBIT INDEX

  Exhibit                                     Exhibit                                    Page Number
    No.
----------                                   ---------                                   -----------

     1         Amendment No. Two to the Rights Agreement dated as of May 19, 2000,           10
               between Mercury Interactive Corporation and ChaseMellon Shareholder
               Services LLC.